Roth Capital Partners, LLC 888 San Clemente Drive, Suite 400 Newport Beach, CA 92660	Maxim Group LLC 405 Lexington Ave. New York, NY 10174

October 13, 2016

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 4628

Washington, D.C. 20549

Attention:	Danilo Castelli

RE:	Registration Statement on Form S-1
File No. 333-213519

Dear Mr. Castelli:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Roth Capital Partners, LLC and Maxim Group LLC, in their capacity as underwriters (the “Underwriters”) pursuant to that certain registration statement on Form S-1, File No. 333-213519 (the “Registration Statement”) of Ocean Power Technologies, Inc. (the “Company”), hereby respectfully requests that the Registration Statement, be declared effective at 4:30 P.M., Washington, D.C. time, on October 13, 2016, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Respectfully,

ROTH CAPITAL PARTNERS, LLC

By:	/s/ Aaron Gurewitz
Name: Aaron Gurewitz
Title: Head of Equity Capital Markets

MAXIM GROUP LLC

By:	/s/ Clifford Teller
Name: Clifford Teller
Title: Executive Managing Director
Head of Investment Banking